China Oumei Real Estate Inc. Floor 28, Block C, Longhai Mingzhu Building No. 182 Haier Road, Qingdao 266000 People’s Republic of China Tel: (86) 532 8099 7969

April 15, 2011

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Duc Dang

Re:	China Oumei Real Estate Inc.
Amendment No. 8 to Registration Statement on Form S-1
Filed March 22, 2011
File No. 333-166658

We hereby submit the responses of China Oumei Real Estate Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 11, 2011, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Prospectus Cover Page

1.
Please revise you disclosure on page 108 to clarify that the three underwriters listed on this page are the lead or managing underwriters. Alternatively, please remove, from the cover page, the underwriters except the one serving in the noted role. See Item 501(b)(8) of Regulation S-K.

Company Response: We have revised our disclosure on page 108 to clarify that Brean Murray, Carret & Co., LLC and Maxim Group LLC are acting as joint book-running managers for the offering and as representatives of the underwriters, and that Chardan Capital Markets, LLC is acting as co-manager for the offering.

Our Filing Status, page 5

2.
We note your disclosure that you believe you qualify as a "foreign private issuer" and intend to use the disclosure forms available to foreign private issuers under the Exchange Act. Please note that you are responsible for determining your status and for meeting the requirements set forth under the Exchange Act. We are not taking a position on the conclusions described in your disclosure and urge you to consider all of the elements applicable to foreign private issuer status.

Company Response: We respectively note Staff’s comment. We have considered all elements applicable to foreign private issuer status and believe that the Company is qualified as a “foreign private issuer.”

Exchange Rate Information, page 28

3.
Please explain the reason you have decided to base your exchange rate on OANDA.com instead of the Federal Reserve Bank of New York, as previously disclosed. Additionally, your tabular disclosure of 0.1520 RMB per U.S Dollar is not consistent with your disclosure in the narrative. Please revise to reconcile.

Company Response: The exchange rates quoted on OANDA.com are the daily “Interbank Rates,” which reflect the market rates for daily actual transactions used by banks when trading between themselves or with their large clients. We decided to base the exchange rates on the Interbank Rates quoted on OANDA.com instead of rates quoted from the Federal Reserve Bank, as previously disclosed, mainly for the following practical reasons:

1.
The Federal Reserve Bank release contains exchange rates of foreign currencies against the U.S. dollar. The data are noon buying rates in New York for cable transfers payable in the listed currencies. In other words, it only contains selling prices of the U.S. dollar (rates of conversion from the U.S. dollar to foreign currencies), but does not contain the rates of conversion from foreign currencies to the U.S. dollar. On the other hand, the Interbank Rates quoted on OANDA.com contain both rates. As we point out in the same section, our business is primarily conducted in China, and the financial records of our PRC subsidiaries are maintained in RMB. However, we use the U.S. dollar as our reporting currency. The assets, liabilities, shareholders’ equity, revenues and expenses of our PRC subsidiaries need to be translated from RMB into the U.S. dollar at the exchange rates to convert RMB to the U.S. dollar. Therefore, we believe using the Interbank Rates instead of the Federal Reserve Bank rates is preferred.

2.
The Federal Reserve Bank exchange release is a weekly release, and data are not available for holidays and weekend days when currency trades are still being settled. The lag in time creates difficulty for our proper reporting. On the other hand, OANDA.com reports Interbank Rates on a daily basis.

3.
According to its website, the publisher of OANDA.com, the OANDA Corporation, is an established player in the foreign exchange market, and the rates published by it are widely used by major corporations, tax authorities and auditing firms.

We have corrected the typographical error in the tabular disclosure to reconcile with the narrative disclosure.

Business, page 50

4.
We note that you have revised your disclosure in this section and your MD&A. Please provide updated support for your revised disclosure. Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering.

Company Response: We are attaching herewith as Annex 1 the updated supporting materials.  For the convenience of the Staff, we are providing in Annex 1 excerpts of the Registration Statement marked with tabular references, followed by the supporting materials. None of the supporting materials were prepared specifically for us in connection with this offering.

5.
We note you have provided disclosure regarding GDP on page 58. However, you also state: "The official GDP data is not yet available as of the date this prospectus." Please advise how you made the determination that the GDP of Qingdao's was 15.2% in light of the fact that official data is not available.

Company Response: This was a typographical error. We have revised the disclosure to state that "The official GDP per capita data for 2010 is not yet available as of the date this prospectus."

Projects in Planning, page 65

6.
We note the disclosure here remains unchanged. Considering the profit projection is based off of projected sales, please revise to update this disclosure based on the current market and provide us with your basis for the sales and profit figures. If the costs have not been finalized, clarify if your actual costs have always fit the Construction Cost Budget Standard Index and whether the duration of the projects would affect each project’s costs. Regarding sales projections, please clarify whether you have adjusted projected prices from your experience with prior sales in the same locations and identify the sources used to determine the sales prices.

Company Response: Projected sales = Projected GFA × Projected unit price.

We have not changed the projected GFA for each project in planning because the GFA allowed by approvals and design is typically not a variable factor in this phase.

In regards to unit price projections, we have always adopted a conservative approach in our estimation of unit prices by applying a discount against market comparable prices at the time of the estimation. In addition, we closely monitor current market conditions by gathering current comparable transaction data, and will adjust price projections downwards if current data indicates a drop in market comparable prices below our price projections. According to our recent research, neither comparable market prices nor our recent selling prices for similar projects in comparable locations have seen noticeable declines.

According to our external and internal research, we have found that current market comparable prices more than support our projected prices for our projects in planning.

For the Longhai Hotel project, we have found that comparable transactions are in the 35,000 RMB – 50,000 RMB range, more than supporting our price projection of $5,000 per square meters (or 32,660 RMB). As an example, the most recent comparable high-end hotel project, less than 800 meters from our location, has a starting asking price of 45,000 RMB per square meter (see excerpt from a national real estate website (www.Soufun.com: http://newhouse.qd.soufun.com/house/2411505743.htm) attached as Annex 2.

For the Weihai Beach Resort project, we have found that comparable prices in recent transactions within the same trade area are in the 17,000 RMB – 29,800 RMB range, more than supporting our price projection of $2,344 per square meters (or 15,300 RMB). See excerpts from national and regional real estate websites attached as Annex 3: http://runyuanshanhai.soufun.com/; http://www.whhouse.com.cn/newhouse/view_loupan.asp?id=224; and http://www.whhouse.com.cn/newhouse/view_loupan.asp?id=314

For the Jiangshan Dijing project, we have found that comparable prices in recent transactions within the same trade are in the 2,700 RMB – 4,700 RMB range, more than supporting our price projection of $366 per square meters (or 2,400 RMB). See excerpts from national and regional real estate websites attached as Annex 4: http://qd.cityhouse.cn/ha/halist.html?haclcode=pa&district=LXI&&p1=0&p2=6000&;
http://newhouse.qd.soufun.com/house/2411676781.htm; and http://newhouse.qd.soufun.com/house/2411198465.htm

In terms of cost projections, we have not seen considerable cost fluctuations in our markets and in our other projects under construction, and therefore have not made adjustments to the estimates. However, we have updated the table by replacing “total profit” and “net profit margin” with “total gross profit” and “gross profit margin,” because net profit at a project-specific level is hard to estimate due to the difficulty in projecting general and administrative and other non-project-specific expenses and their allocation. The Construction Cost Budget Standard Index only pertains to the construction cost portion of our total development costs, which also include land cost, engineering, approval, legal and other soft cost related to the development process, and is used in combination with our proprietary database of historical construction costs. We typically pre-negotiate lump-sum construction contracts with our contractors and therefore have a good track record in controlling actual construction costs under budget (including guidelines in the Construction Cost Budget Standard Index).

The duration of the projects does affect each project’s costs, particularly capitalized interest expense. However, usually the two largest components of the costs, land and construction, are not affected by the duration.

Projects Under Construction, page 67

7.
Considering you have sold units for these projects already, please tell us why providing an estimated/projected sales disclosure is more relevant and beneficial for investors than limiting the disclosure to information related to sales that have already taken place.

Company Response: We have revised the disclosure to include historical sales information in addition to estimations for the entire projects. We have also updated the “Projects under Construction” and “Completed Projects” tables by replacing “total profit” and “net profit margin” with “total gross profit” and “gross profit margin,” for the same reason mentioned in our response to Comment No. 6 above and to be consistent in our disclosure.

Notes to Consolidated Financial Statements, page F-8

Note 1 - Organization, page F-8

8.
You disclose on page F-8 that the value of the 300,000 ordinary shares issued to Brean Murray were charged to additional paid-in capital. This contradicts your disclosure on page 80 which states that the cost of the shares is being deferred and will be charged to additional paid-in capital upon effectiveness of this registration statement. Please clarify to us how you have accounted for the shares and warrants issued to Brean Murray and where all related amounts have been recorded in your financial statements as of December 25, 2010.

Company Response: We have corrected the disclosure on Page 80 as follows to reconcile with our disclosure on page F-8:

“On April 14, 2010, we also issued an aggregate of 300,000 ordinary shares and warrants for the purchase of an aggregate of 138,735 ordinary shares, exercisable for a period of 3 years at an exercise price of $5.00 per share, to Brean Murray, Carret & Co., LLC and/or its designees, as partial compensation for services provided by them in connection with the private placement transaction. The estimated grant date fair value of these shares is $3.39 per share. Both the shares and the warrants issued to Brean Murray, Carret & Co., LLC were considered direct expenses of the offering and charged to additional paid-in capital. The warrants are outstanding at December 25, 2010. Brean Murray, Carret & Co., LLC also received a cash fee of $775,759.39 for its services in connection with the private placement.”

Exhibits

9.	Please file the Oumei Shareholder agreement referenced on page 75 in accordance with item 601(b)(10) of Regulation S-K.

Company Response: We are filing this document as Exhibit 10.50 to our amended Registration Statement.

10.	We note that you continue to list the consent provided by Deheng Law Firm and refer to them in your legal matters section. Please clarify the specific matters that Deheng Law Firm provided advice on.

Company Response: Deheng Law Firm provided advise on certain matters relating to PRC laws as described in the risk factor titled “You may have difficulty enforcing judgments against us” on page 16.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86) 532 8099 7969 or Louis A. Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China Oumei Real Estate Inc.

By:	/s/ Weiqing Zhang
Weiqing Zhang
Chief Executive Officer

ANNEX 1

Supporting Materials in Response to Comment No. 4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are one of the leading real estate development companies located in Qingdao, Shandong province, China. In 2010, we were recognized in the official City of Qingdao Commission of Development & Construction's evaluation as one of the top ten real estate developers in Qingdao, measured by a combination of revenue, customer satisfaction, as well as several other factors.

Through our Chinese subsidiaries, we develop and sell residential and commercial properties, targeting middle and upper income customers in the coastal region of the Shandong peninsula (Greater Qingdao) located in northeastern China, including the cities of Qingdao, Weihai and Yantai, as well as other inland locations, such as Weifang.

Since our inception, we have completed 17 projects having a GFA of 1,462,126 square meters, of which approximately 95% has been sold. In addition, we have six projects under construction with a total GFA of 508,342 square meters.

In the fiscal year ended December 25, 2010, our total sales increased 17.2% to $110.5 million from $94.3 million in fiscal year 2009, and our net income increased 65.2% to $34.9 million in fiscal year 2010 from $21.2 million in fiscal year 2009.

Our mission is to provide high-quality, comfortable, and convenient living space to middle and upper income customers, primarily in Shandong Province and in other provinces in China, while also earning for our shareholders an internal rate of return that exceeds our cost of capital. We expect to increase our market share through aggressive internal growth and prudent acquisitions in Shandong Province and in other provinces in China. Our goal is to be one of the top two real estate developers in Greater Qingdao in the next five years by capturing and exploiting the growth opportunities in Shandong Province and by providing the most desirable coastal and inland apartments to middle and upper income customers, as well as by increasing our development of commercial properties.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

- ***Growth in the Chinese economy.*** We operate in China and derive almost all of our revenues from sales to customers in China. Economic conditions in China, therefore, affect virtually all aspects of our operations, including the demand for our properties, the availability and prices of our raw materials, and our other expenses. China has experienced significant economic growth, achieving a compound annual growth rate of more than 10% in gross domestic product from 1996 through 2008. In 2009 the annual growth rate was 9.2% and in 2010 it was 10.3%. China is expected to experience continued growth in all areas of investment and consumption. However, if the global economic recession were to become more protracted, China's growth might be somewhat more modest, since China has not been entirely immune to the global economic slowdown and has been experiencing a slowing in its growth rate.

- ***Growth of the Chinese real estate market and the local markets in which our properties are sold.*** China's real estate bull market began more than six years ago. According to the National Bureau of Statistics of China, the total GFA of residential and commercial properties sold increased from 224.1 million square meters in 2001 to 937.1 million square meters in 2009, a compound annual growth rate, or CAGR, of 19.6%.Qingdao's real estate market has also experienced strong growth. According to the Qingdao Statistics Yearbooks 2004 – 2010 and the Qingdao Municipal Bureau of Statistics, the CAGR in Qingdao from 2003 to 2009 for GFA completed was 4.1% and the CAGR for GFA sold was 11.2%. Weihai's real estate market has seen similar increases. According to the Weihai Statistics Yearbooks 2004 – 2010 and the Weihai Municipal Bureau of Statistics, the CAGR from 2003 to 2009 for GFA completed was 22.4% and for the GFA sold was 22.9%. Despite moderations in growth caused by the current global economic weakness in 2008 and 2009, we believe the structural forces in China and in the markets in which we sell our properties

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BUSINESS

Business Overview

We are one of the leading real estate development companies located in Qingdao, Shandong province, China. We began operations in 2001, and in 2010 we were recognized in the official City of Qingdao Commission of Development & Construction's evaluation as one of the top ten real estate developers in Qingdao, measured by a combination of revenue, customer satisfaction, as well as several other factors.

We develop and sell residential and commercial properties, targeting middle and upper income customers in the coastal region of the Shandong peninsula (Greater Qingdao) located in northeastern China, including the cities of Qingdao, Weihai and Yantai, as well as other inland locations, such as Weifang.

Since our inception, we have completed 17 projects having a GFA of 1,462,126 square meters, of which approximately 95% has been sold. In addition, we have six projects under construction with a total GFA of 508,342 square meters.

In fiscal year 2010, our total sales increased 17.2% to \$110.5 million from \$94.3 million in fiscal year 2009. Our gross profit decreased 7.5% to \$33.3 million in fiscal year 2010 from \$36.0 million in fiscal year 2009, while our net income increased 65.2% to \$34.9 million in fiscal year 2010 from \$21.2 million in fiscal year 2009.

Our mission is to provide high-quality, comfortable, and convenient living space to middle and upper income customers, primarily in Shandong Province and in other provinces in China, while also earning for our shareholders an internal rate of return that exceeds our cost of capital. We expect to increase our market share through aggressive internal growth and prudent acquisitions in Shandong Province and in other provinces in China. Our goal is to be one of the top two real estate developers in Greater Qingdao in the next five years by capturing and exploiting the growth opportunities in Shandong Province and by providing the most desirable coastal and inland apartments to middle and upper income customers, as well as by increasing our development of commercial properties.

Corrected to 15.7 (due to change by Bureau). Tab D.

Our Industry

The Real Estate Industry in China

China's real estate sector is in the early stage of a long-term growth cycle, supported by growth in its gross domestic product, or GDP, rising demand for housing, and substantial structural changes.

China has experienced rapid economic growth in the last 20 years. According to the National Bureau of Statistics, from 2004 to 2009, China's GDP achieved an annualized growth rate of 16.4% and its GDP per capita achieved an annualized growth rate of 15.4%. In 2009, China's GDP was RMB 34.1 trillion and its per capita GDP was RMB 25,120. In 2010, China's GDP was RMB 39.8 trillion. The official per capita GDP data for 2010 is not yet available as of the date of this prospectus.

Tab B

Corrected to 25,575 (due to change by Bureau). Tab D

China GDP and GDP per capita
RMB in trillions, left
RMB in thousands, right scale
GDP (left scale)
GDP per capita (right scale)
8.6
9.4
10.5
12.3
14.1
16.2
20.2
23.7
25.1
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010

Source: National Bureau of Statistics of China.

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With the substantial housing demand created by the structural shift of the migration, the urban real estate market has been thriving. That long-term trend is expected to continue.

Increasing Disposable Incomes

According to the 2010 annual report of the National Bureau of Statistics of China, disposable income per capita in urban areas between 2000 and 2009 has grown at a compound average annual growth rate of 11.8%, from RMB 6,280 (approximately $919) in 2000 to RMB 17,175 (approximately $2,583) in 2009. As disposable income per capital increases, urban residents are motivated to improve their living conditions by purchasing new or larger properties, demonstrated by urban living expenses per capita in the same years that have steadily increased at a compound annual growth rate of 10.5%, from RMB 4,998 (approximately $732) in 2000 to RMB 12,265 (approximately $1,845) in 2009, which is the most recent year available for this measurement in the government's official database.

Rural dwellers are drawn to cities primarily by the potential of higher incomes and greater wealth, because urban jobs generally pay higher wages and salaries.

The latest data from the National Bureau of Statistics of China shows that both disposable income and wealth accumulation are higher for urban dwellers and confirms the economic attractiveness of the migration from rural to urban areas.

Annual per capita disposable income and expenses (RMB)	2002	2003	2004	2005	2006	2007	2008	2009
Urban per capita								
Disposable income of urban households	7,703	8,472	9,422	10,493	11,760	13,786	15,781	17,175
Consumption expenditures of urban households	6,030	6,511	7,182	7,943	8,697	9,998	11,243	12,265
Net increase in wealth, urban	1,673	1,961	2,240	2,550	3,063	3,789	4,538	4,910
Rural per capita								
Net income of rural households	2,476	2,622	2,936	3,255	3,587	4,140	4,761	5,153
Living expenditures of rural households	1,834	1,943	2,185	2,555	2,829	3,224	3,661	3,993
Net increase in wealth, rural	642	679	751	700	758	917	1,100	1,160

Growth of the Chinese Real Estate Industry

The growth in China's real estate industry is reflected in the growth of investment in real estate development, total GFA sold, and average home prices. According to the National Bureau of Statistics of China, total investment on real estate development in 2009 was RMB 4.307 trillion (approximately $630 billion), up 19.9% from 2008.

According to the National Bureau of Statistics of China, the total GFA of residential and commercial properties sold increased from 224.1 million square meters in 2001 to 937.1 million square meters in 2009, a compound annual growth rate of 19.6%.

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Good demographic and economic factors, including emerging high-tech industries and increasing foreign capital inflow, bode well for Qingdao's future growth.

Qingdao urban per capita disposable income
RMB in thousands, left scale
Percentage growth rate, right scale
Urban disposable income (left scale)
Growth rate (right scale)
13.5
15.5
10.1
16.5
18.6
16.5
14.6
15.7
2002
2003
2004
2005
2006
2007
2008
2009

* Growth rates are calculated at comparable prices.
Source: Qingdao Municipal Bureau of Statistics.

Qingdao population
In millions
7.10
7.16
7.21
7.31
7.41
7.49
7.58
7.62
7.63
2001
2002
2003
2004
2005
2006
2007
2008
2009

Source: Qingdao Municipal Bureau of Statistics.

Growth factors include the transition of certain industries to higher value-added business (especially high-technology and services), rising GDP per capita, increasing foreign investment, and expanding foreign retailing and hotel operations. Between 2000 and 2009, Qingdao's GDP per capita achieved a 15.2% compound annual growth rate, while Qingdao's urban disposable income per capita grew at a point-to-point compound annual growth rate of 12.1% from 2000 to 2009. The official GDP data is not yet available as of the date of this prospectus.

In addition, efforts by Qingdao's local government to create clear strategies, institute attractive policies, and invest in the necessary infrastructure are focused on creating favorable investment environments.

Qingdao is focused on expanding its three relatively new industries: its modernized seaport, tourism, and marine science. The city also continues to enlarge its traditional industries of electronics and home appliances; petrochemicals; automobile; locomotive; ship building; and engineered materials. With Qingdao's base as a seaport, this robust city is also building a regional shipping center, a logistics center, a service center, a financial center, and a high-technology industry development center.

Qingdao's thrust to expand its industries and its recent experience as the world's host for the sailing events of the Olympics and Paralympics are combining to grow this energetic city as it increases its role in the global marketplace. Qingdao's development is based on the concept of "three-point layout," "one-line planning," and "group development strategy."

The "three-point layout" refers to the development of the Jiaozhou Bay region relying on the three basic points of the old urban districts of Qingdao, Huangdao, and Hongdao, and the construction of the new urban district by connecting the three points with a transoceanic bridge or undersea tunnel and the Jiaozhou Bay Expressway.

The "one-line planning" refers to building a coastal highway from Langyatai in Jiaonan to Tianhengdao Island in Jimo, which will connect all parts of the city to form a main urban development belt.

The "group development strategy" refers to the expansion of business groups on both sides of the coastal highway. There will be seven development groups respectively in Tianhengdao Island, Aoshan, Zhucheng, Hongdao, Huangdao, Jiaonan, and Langyatai, which will push forward the urbanization of the adjacent regions. To carry out the west coast development strategy and construct those seven areas, the municipal government will relocate ports to the western coast, and plans to establish an international port and an international transshipment port.

The Qingdao Economic and Technological Development Zone, or QETDZ, is one of the state-level economic and technological development zones approved by China's State Council. The zone is located on the west coast of Jiaozhou Bay, which is connected to the Bohai Sea Economic Belt. It is in the center of the Greater Qingdao strategy that aims to create huge development potential. In the recent assessement report by the Department of Commerce of China, the Qingdao Economic Technology Development Zone was ranked fifth

58

overall. The Qingdao Economic Technology Development Zone was regarded among the top ten in the areas of comprehensive competitiveness, infrastructure facilities, human resources supply, social and environment protection, and environment for technical innovation.

According to the official website of the Qingdao Economic Technology Development Zone, so far, a total of more than RMB 30 billion has been invested in the construction of infrastructure facilities in the zone. The Qianwan international port, inside the QETDZ, has a 100 million ton capacity, is the largest modern container deep-water dock in China, and links with more than 100 shipping routes to all parts of the world.

With the approval of the Shandong Provincial Government, Qingdao has established six provincial-level economic and technological development zones, including the development zones in Jimo, Laixi, Pingdu, Jiaonan, and Jiaozhou, and the Coastal economic and technology development zone. These development zones have complete infrastructure facilities with beneficial investment policies and convenient transportation.

The Weihai Real Estate Market

According to the Weihai Bureau of Statistics, approximately 4.0 million square meters of GFA were sold in Weihai in 2007, up 57.5% from 2006; approximately 4.0 million square meters were sold in 2008, down 1.0% from 2007; and approximately 5.7 million square meters were sold in 2009, up 41.5% from 2008.

The table below shows Weihai's recent GFA completed, GFA sold, and average price per square meter for all commercial and residential property transactions in the city.

	2003	2004	2005	2006	2007	2008	2009	CAGR
GFA completed (millions m^2)	1.73	1.55	2.39	2.66	3.91	4.06	5.82	22.4%
GFA sold (millions m^2)	1.64	1.96	2.25	2.55	4.02	3.98	5.66	22.9%
Average price (RMB)	1,590	1,800	2,028	2,301	2,915	2,993	3,472	13.9%

Source: Weihai Statistical Yearbooks 2004 to 2010 & Weihai Municipal Bureau of Statistics

As reflected in the above chart, supply and demand have been almost matched in Weihai's property market and both have increased over the last five years.

With total GFA sold of about 4.0 million square meters in 2008, the Weihai housing market has grown at a compound annual growth rate of 19.4% in the six years between 2003 and 2009.

Our Competitive Strengths

We believe the following strengths allow us to compete effectively in the Chinese real estate development industry:

- ***We have a proven track record of successful large-scale properties development.*** Since our inception in 2001, we have successfully completed 17 projects having a GFA of 1,462,126 square meters, of which approximately 95% has been sold. In addition, we have six projects under construction with a total GFA of 508,342 square meters. All of our projects have featured modern facilities and attractive landscaping that provides comfortable and convenient lifestyles. Since our inception, we have focused on providing mid-sized apartments for middle-income residents and have gained an in-depth understanding of the preferences of our target customers. Most of the apartments we develop are units ranging from 40 square meters to 100 square meters, with an average price of less than RMB 4,000 per square meter (approximately $585 per square meter). Our ability to cater to our customers' preferences has been a major factor in the growth of our business. By leveraging our experience and track record, we believe that we can penetrate into the real estate markets in other tier two and tier three cities in China.

- ***We have a widely recognized brand name in an attractive coastal market.*** We have received many awards that acknowledge the quality of our real estate developments. For example, in 2010, we were recognized in the official City of Qingdao Commission of Development & Construction's evaluation as one of the top ten real estate developers in Qingdao, measured by a combination of revenue, customer satisfaction, as well as several other factors. In March 2007, the Company was named one of the nation's elite "Trustworthy Homebuilders" by the National Commission of Housing Market Oversight and National Commission of Consumer Right Protection. In the same year, the Company's Jiangnan Garden development project was voted one of the country's "Top 100

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发布时间：2011年03月01日 【大 中 小】

各区、市开发主管部门，各房地产开发企业：

2010年，全市房地产开发和拆迁系统在市委、市政府的领导下，解放思想，真抓实干，开拓创新，锐意进取，积极贯彻中央、省、市宏观调控政策，全力推进住房建设，稳妥开展房屋拆迁，圆满完成了各项工作任务，取得了显著成绩。为鼓励先进，经研究决定，授予青岛市四方区城市管理局等7家单位"青岛市房地产开发（拆迁）管理先进单位"称号，授予李沧区房屋拆迁管理办公室等5家单位"青岛市拆迁管理先进单位"，授予钱晓高等8名同志"青岛市房地产开发管理先进个人"称号，授予崔恩涛等12名同志"青岛市拆迁管理先进个人"称号，授予青岛海尔地产集团有限公司等10家房地产开发企业"青岛市2010年度房地产开发综合实力十强企业"称号，授予青岛麦迪绅集团股份有限公司等10家房地产开发企业"青岛市2010年度房地产开发优秀企业"称号。

希望受到表彰的单位和个人，谦虚谨慎，戒骄戒躁，发扬成绩，再接再厉，在新的一年里争取各项工作再上新台阶，更好的发挥示范带头作用。全市房地产开发和拆迁系统的单位和个人要以先进为榜样，树立争创一流的精神，全力提升工作水平，为全市经济社会又好又快发展做出应有贡献。

特此通报。

附件：2010年度全市房地产开发和拆迁系统先进单位和个人名单

二〇一一年一月三十一日

附件：

2010年度全市房地产开发和拆迁系统先进单位和个人名单

一、青岛市房地产开发管理先进单位

青岛市四方区城市管理局

青岛市李沧区城市建设管理局

青岛经济技术开发区城市建设局

青岛市城阳区城市规划建设管理局

胶南市房产管理中心

胶州市城乡建设局

平度市城乡建设局

二、青岛市拆迁管理先进单位

李沧区房屋拆迁管理办公室

青岛经济技术开发区房产管理处

青岛市城阳区房地产管理处

胶南市房屋拆迁管理办公室

即墨市住宅发展保障办公室

三、青岛市房地产开发管理先进个人

钱晓高 青岛市统计局投资处主任科员

张 力 青岛市房地产开发管理局副处长

张 勇 青岛市房地产开发管理局助理工程师

陆 静 青岛市房地产开发管理局职员

戴更新 崂山区房地产开发管理局开发管理科科长

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Sequence number: 1
Author: JB
Date: 4/14/2011 3:01:09 AM
Source:
Official web site of City of Qingdao Commission of Development & Construction.

Sequence number: 2
Author: JB
Date: 4/14/2011 3:05:09 AM
Translation:
Official bulletin regarding city-wide recognition of 2010 outstanding enterprises and individuals in the real estate development sector and demolition/relocation sector
Date published: 3/1/2011

Sequence number: 3
Author: JB
Date: 4/14/2011 3:06:12 AM
List of names of enterprises and individuals recognized in the real estate development sector and demolition/relocation sector

关于表彰二〇一〇年度全市房地产开发和拆迁系统先进单位和个人的通报

孙 凤 青岛保税区国土房屋管理局开发科科员
李 璐 即墨市住宅发展保障办公室科员
胡云涛 莱西市房产管理局副局长
四、青岛市拆迁管理先进个人
崔恩涛 青岛市房地产开发管理局职员
佟 鲲 青岛市房地产开发管理局助理工程师
李素婷 青岛市房地产开发管理局馆员
范晓秋 市南区房屋拆迁管理办公室主任
江世珠 市北区房屋拆迁管理办公室主任
王晓斌 市北区房屋拆迁管理办公室副科长
高 波 四方区嘉兴路街道办事处主任
张坤全 李沧区房屋拆迁管理办公室主任
朱文彬 青岛市崂山区拆迁管理局副局长
潘增江 胶南市房屋拆迁管理办公室副主任
杨成波 平度市房屋拆迁管理办公室主任
鞠正成 即墨市住宅发展保障办公室副科长
五、青岛市2010年度房地产开发综合实力十强企业
青岛海尔地产集团有限公司
青岛万科房地产有限公司
青建集团股份公司
青岛天泰房地产开发股份有限公司
新华锦（青岛）置业集团有限公司
保利青岛实业有限公司
青岛城市建设集团股份有限公司
青岛百通城市建设集团股份有限公司
青岛银盛泰房地产有限公司
青岛绿城华川置业有限公司
六、青岛市2010年度房地产开发优秀企业
青岛麦迪绅集团股份有限公司
青岛仁和房地产开发有限公司
鲁商置业青岛有限公司
卓越置业集团青岛有限公司
青岛欧美房地产开发有限公司
青岛联城海岸置业有限公司
青岛鑫源置业集团有限公司
青岛鹏飞房地产开发有限公司
青岛市神州房地产开发有限公司
青岛和达置业有限公司

主题词：城乡建设 房地产 表彰 通报
青岛市城乡建设委员会办公室 2011年1月31日印发

友情链接： --------市城乡建委直属单位-------- == --------协会链接-------- --------市级政府--------

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Sequence number: 1
Author: JB
Date: 4/14/2011 3:11:20 AM
T Translation:
Category Six: City of Qingdao 2010 Most Outstanding Real Estate Development Companies:

Sequence number: 2
Author: JB
Date: 4/14/2011 3:09:44 AM
T Qingdao Oumei Real Estate Development Co., Ltd. (ranked No. five)

2010年

中文实名：统计 中国统计 国家统计局 中文简体 中文繁体 ENGLISH

中华人民共和国国家统计局
National Bureau of Statistics of China

您现在的位置 首页 >> 统计公报 >> 年度统计公报 >> 全国年度统计公报 >> 正文

中华人民共和国
2010年国民经济和社会发展统计公报[1]

中华人民共和国国家统计局

2011年2月28日

2010年，面对复杂多变的国内外经济环境和各种重大挑战，全国各族人民在党中央、国务院的坚强领导下，以邓小平理论和"三个代表"重要思想为指导，深入贯彻落实科学发展观，坚持实施应对国际金融危机冲击的一揽子计划，加快转变经济发展方式和经济结构战略性调整，国民经济保持了平稳较快发展，各项社会事业取得新的进步。

一、综合

初步核算，全年国内生产总值[2]397983亿元，比上年增长10.3%。其中，第一产业增加值40497亿元，增长4.3%；第二产业增加值186481亿元，增长12.2%；第三产业增加值171005亿元，增长9.5%。第一产业增加值占国内生产总值的比重为10.2%，第二产业增加值比重为46.8%，第三产业增加值比重为43.0%。

图1　2006-2010年国内生产总值及其增长速度

亿元
%
国内生产总值
比上年增长
450000
400000
350000
300000
250000
200000
150000
100000
50000
0
30
25
20
15
10
5
0
216314
265810
314045
340903
397983
12.7
14.2
9.6
9.2
10.3
2006
2007
2008
2009
2010

居民消费价格一季度同比上涨2.2%，二季度上涨2.9%，三季度上涨3.5%，四季度上涨4.7%，全年平均比

http://www.stats.gov.cn/tjgb/ndtjgb/qgndtjgb/t20110228_402705692.htm[4/13/2011 11:26:38 PM]

Page: 1

Sequence number: 1
Author: JB
Date: 4/13/2011 11:36:06 PM
Translation:
The People's Republic of China
2010 Economic and Social Development Statistical Communique
The National Bureau of Statistics of China
February 28, 2011

Sequence number: 2
Author: JB
Date: 4/13/2011 11:32:54 PM
Translation:
According to preliminary statistics, last year's total GDP was 39.7983 trillion RMB, at a growth rate of 10.3% over 2009.

Sequence number: 3
Author: JB
Date: 4/14/2011 12:49:31 AM
Title of Chart (translation):
Chart 1: 2006 - 2010 Total GDP and Annual Growth Rates
Reading from Chart:
2009 to 2010: from 34,090,300,000,000 to 39,798,300,000,000. Growth rate = 10.3%
2008 to 2009: from 31,404,500,000,000 to 34,090,300,000,000. Growth rate = 9.2%

2004 GDP: 15,987,834,000,000 (previously provided - see TAB 5)

Company calculation of annualized growth from 2004 - 2009:
(34,090,300,000,000/15,987,834,000,000)^(1/5) - 100% = 16.4%

7-6 房地产销售情况

(2009年)

分组指标	合计	住宅	#90平米以下住房	#140平米以上住房	经济适用房	别墅、高档公寓	办公楼	商业营业用房	其他房屋
房屋施工面积	14648705	13142050	4939519	1181620	232529	174261	81140	786139	639376
其中：新开工面积	7935007	7316909	2176685	326027	38000	73548	54578	367434	196086
房屋竣工面积	5815175	5530197	1973421	197601	123882		12400	190624	81954
其中：不可销售面积	65240	64000	48000						1240
商品住宅竣工套数		53669	23815	1210	1445				
竣工房屋价值	964843	913153	369506	57247	21723		3550	33987	14153
出租房屋面积	522							500	22
商品房销售面积	5655179	5493506	1874437	180217	172509	24994	1400	141645	18628
其中：现房销售面积	4292916	4159902	1071888	84729	98565	1470	1400	121517	10097
其中：期房销售面积	1362263	1333604	802549	95488	73944	23524		20128	8531
商品房销售额	1963493	1880188	609780	76844	37854	13346		77317	5988
其中：现房销售额	1494534	1430408	342025	33244	23481	559		60994	3132
其中：期房销售额	468959	449780	267755	43600	14373	12787		16323	2856
商品住宅销售套数		54197	23525	1098	2258	265			
其中：现房销售套数		39523	13237	493	1448	6			
其中：期房销售套数		14674	10288	605	810	259			
空置面积	1012159	863166	468722	51858	63909	9480	2060	90128	56805
其中：空置1-3年面积	579725	469497	301937	50598	63909	9480	1560	72521	36147
其中：空置3年以上面积	27909	6851	556	1260			500	7267	13291

http://www.stats-wh.gov.cn/common/tjsj/2010NJ/07/7-6.htm[4/14/2011 12:16:22 AM]

Summary of Comments on http://www.stats-wh.gov.cn/common/tjsj/2010NJ/07/7-6.htm

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 12:21:32 AM
T Translation:
Section 7-6. Property Sales Condition
(2009)
Source: Weihai Municipal Bureau of Statistics Yearbook 2010 (for 2009 data)

Sequence number: 2
Author: JB
Date: 4/14/2011 12:25:46 AM
T Translation:
Total

Sequence number: 3
Author: JB
Date: 4/14/2011 2:43:10 AM
T Translation:
Total GFA Sold: 5,655,179 SM
Company calculation of CAGR between 2003 and 2009:
(5.66M/1.64M)^(1/6) - 100% = 22.9%

Sequence number: 4
Author: JB
Date: 4/14/2011 2:44:19 AM
T Translation:
Total property sales: 19,634,930,000.
Company calculation of average price per SM:
19,634,930,000/5,655,179 = RMB3,472 PSM
Company calculation of CAGR between 2003 and 2009:
(3472/1590)^(1/6) - 100% = 13.9%

7-6 房地产销售情况

（2008年）

分组指标	合 计	住宅	#90平米以下住房	#140平米以上住房	经济适用房	别墅、高档公寓	办公楼	商业营业用房	其 他
房屋施工面积	16771555	15053388	7269280	934567	204643	89273	59107	923953	735107
其中：新开工面积	9465103	8805237	4764607	333646	132905	13185	33145	444312	182409
房屋竣工面积	4059141	3840645	2142889	171954	81635	36700	21282	144688	52526
其中：不可销售面积	38000	35000	20200					3000	
商品住宅竣工套数		39298	25065	1011	1070	251			
竣工房屋价值	685597	631944	355557	32130	14941	12000	3861	40097	9695
出租房屋面积	25192						2119	20563	2510
商品房销售面积	[illegible]980261	3871181	2295747	217535	74434	10823	2231	91844	15005
其中：现房销售面积	1885358	1828738	858845	115748	50301		1159	48709	6752
其中：期房销售面积	2094903	2042443	1436902	101787	24133	10823	1072	43135	8253
商品房销售额	1191367	1141359	687523	88657	15106	4623	1103	44918	3987
其中：现房销售额	562018	532525	262792	42931	10275		633	26462	2398
其中：期房销售额	629349	608834	424731	45726	4831	4623	470	18456	1589
商品住宅销售套数	451	41942	28205	1337	908	137			
其中：现房销售套数	451	18776	10247	695	637				
其中：期房销售套数		23166	17958	642	271	137			
空置面积	1746777	1553347	743840	43814	1788	15698	6857	123717	62856
其中：空置1-3年面积	659727	552223	160075	37001	1788	7393	1560	99311	6633
其中：空置3年以上面积	133813	49185	2417	3680		8305	5297	23108	56223

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Page: 2

Sequence number: 1
Author: JB
Date: 4/14/2011 2:32:55 AM
Translation:
Section 7-6. Property Sales Condition
(2008)
Source: Weihai Municipal Bureau of Statistics Yearbook 2009 (for 2008 data)

Sequence number: 2
Author: JB
Date: 4/14/2011 2:46:27 AM
Translation:
Total GFA Sold: 3,980,261 SM
2009: 5,655,179 SM.
Increase percentage 2008 to 2009: 5,655,179/3,980,261 - 100% = 42.1%

Link Excel Link Chinese Full Window

2-1 Gross Domestic Product

Data in this table are calculated at current prices.

(100 million yuan)

Year	Gross National Income	Gross Domestic Product	Primary Industry	Secondary Industry	Industry	Construction	Tertiary Industry	Per Capita GDP (yuan)
1978	3645.2	3645.2	1027.5	1745.2	1607.0	138.2	872.5	381
1979	4062.6	4062.6	1270.2	1913.5	1769.7	143.8	878.9	419
1980	4545.6	4545.6	1371.6	2192.0	1996.5	195.5	982.0	463
1981	4889.5	4891.6	1559.5	2255.5	2048.4	207.1	1076.6	492
1982	5330.5	5323.4	1777.4	2383.0	2162.3	220.7	1163.0	528
1983	5985.6	5962.7	1978.4	2646.2	2375.6	270.6	1338.1	583
1984	7243.8	7208.1	2316.1	3105.7	2789.0	316.7	1786.3	695
1985	9040.7	9016.0	2564.4	3866.6	3448.7	417.9	2585.0	858
1986	10274.4	10275.2	2788.7	4492.7	3967.0	525.7	2993.8	963
1987	12050.6	12058.6	3233.0	5251.6	4585.8	665.8	3574.0	1112
1988	15036.8	15042.8	3865.4	6587.2	5777.2	810.0	4590.3	1366
1989	17000.9	16992.3	4265.9	7278.0	6484.0	794.0	5448.4	1519
1990	18718.3	18667.8	5062.0	7717.4	6858.0	859.4	5888.4	1644
1991	21826.2	21781.5	5342.2	9102.2	8087.1	1015.1	7337.1	1893
1992	26937.3	26923.5	5866.6	11699.5	10284.5	1415.0	9357.4	2311
1993	35260.0	35333.9	6963.8	16454.4	14188.0	2266.5	11915.7	2998
1994	48108.5	48197.9	9572.7	22445.4	19480.7	2964.7	16179.8	4044
1995	59810.5	60793.7	12135.8	28679.5	24950.6	3728.8	19978.5	5046
1996	70142.5	71176.6	14015.4	33835.0	29447.6	4387.4	23326.2	5846
1997	78060.8	78973.0	14441.9	37543.0	32921.4	4621.6	26988.1	6420
1998	83024.3	84402.3	14817.6	39004.2	34018.4	4985.8	30580.5	6796
1999	88479.2	89677.1	14770.0	41033.6	35861.5	5172.1	33873.4	7159
2000	98000.5	99214.6	14944.7	45555.9	40033.6	5522.3	38714.0	7858
2001	108068.2	109655.2	15781.3	49512.3	43580.6	5931.7	44361.6	8622
2002	119095.7	120332.7	16537.0	53896.8	47431.3	6465.5	49898.9	9398
2003	135174.0	135822.8	17381.7	62436.3	54945.5	7490.8	56004.7	10542
2004	159586.7	159878.3	21412.7	73904.3	65210.0	8694.3	64561.3	12336
2005	185808.6	184937.4	22420.0	87598.1	77230.8	10367.3	74919.3	14185
2006	217522.7	216314.4	24040.0	103719.5	91310.9	12408.6	88554.9	16500
2007	267763.7	265810.3	28627.0	125831.4	110534.9	15296.5	111351.9	20169

http://www.stats.gov.cn/tjsj/ndsj/2010/html/C0201E.HTM[4/14/2011 1:00:31 AM]

2008	316228.8	314045.4	33702.0	149003.4	130260.2	18743.2	131340.0	23708
2009	343464.7	340506.9	35226.0	157638.8	135239.9	22398.8	147642.1	15575

a) Since 1980, the difference between the Gross Domestic Product and the Gross National Income (formerly, the Gross National Product) is the net factor income from the rest of the world.

b) Data of 2009 were preliminary verification. The same applies to the tables from this table to table 2-15.

c) Adjustment has been done for the data of 2005-2008, due to the 2nd Economic Census.

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Page: 2

Sequence number: 1
Author: JB
Date: 4/14/2011 1:09:17 AM
Company calculation of annualized growth rate from 2004 - 2009:
(25575/12336)^(1/5) -100% = 15.7%

Link Excel Link Chinese Full Window

10-1 Basic Statistics on People's Living Conditions

Item	1990	2000	2008	2009
Employment				
Average Number of Employed Persons per Urban Household (person)	1.98	1.68	1.48	1.49
Average Number of Full/Semi Laborer per Rural Household (person)	2.92	2.76	2.85	2.85
Number of Dependents per Employee of Urban Household (person)	1.77	1.86	1.97	1.94
Number of Dependents per Laborer of Rural Household (person)	1.64	1.52	1.41	1.40
Registered Urban Unemployment Persons (10 000 persons)	383	595	886	921
Registered Urban Unemployment Rate (%)	2.5	3.1	4.2	4.3
Number of Career Service Organization at Year-end (unit)		29024	37208	37123
Total Registered Job-seekers This Year (10 000 persons)		1992	5532	5806
Income and Expenditure				
Annual Per Capita Disposable Income of Urban Households (yuan)	1510	6280	15781	17175
Annual Per Capita Net Income of Rural Households (yuan)	686	2253	4761	5153
Annual Per Capita Consumption Expenditure of Urban Households (yuan)	1279	4998	11243	12265
Annual Per Capita Living Expenditure of Rural Households (yuan)	585	1670	3661	3993
Per Capita Balance of Saving Deposit (yuan)	623	5076	16407	19537
Life Quality				
Household's Engel's Coefficient (%)				
Urban	54.2	39.4	37.9	36.5
Rural	58.8	49.1	43.7	41.0
Residence Condition				
Per Capita Building Space in Urban Areas (sq.m)	13.7	20.3		
Per Capita Living Space in Rural Areas (sq.m)	17.8	24.8	32.4	33.6
Traffic Condition				
Number of Public Transportation Vehicles per 10 000	2.2	5.3	11.1	11.1

http://www.stats.gov.cn/tjsj/ndsj/2010/html/J1001e.htm[4/14/2011 1:19:41 AM]

Summary of Comments on http://www.stats.gov.cn/tjsj/ndsj/2010/html/J1001e.htm

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 1:30:28 AM
Company calculation of CAGR between 2000 and 2009 for annual per capita disposable income:
(17175/6280)^(1/9) - 100% = 11.8%

Sequence number: 2
Author: JB
Date: 4/14/2011 1:27:37 AM
Company calculation of CAGR between 2000 and 2009 for annual per capita consumption expenditure:
(12265/4998)^(1/9) - 100% = 10.5%

Sequence number: 3
Author: JB
Date: 4/14/2011 8:24:19 PM
Source: National Bureau of Statistics of China 2010 Yearbook

青岛统计信息网
http://www.stats-qd.gov.cn
创新思维
1
2
3
4
5

年份	全市生产总值	第一产业	第二产业	#工业	第三产业	人均生产总值（元）
1949	2.87	1.19	1.19		0.50	71
1952	6.74	1.76	3.25	2.95	1.73	165
1957	10.82	2.00	5.76	5.39	3.06	239
1962	9.69	1.11	4.68	4.27	3.89	200
1965	15.59	1.89	8.96	8.40	4.74	325
1970	23.23	3.13	14.46	13.86	5.62	451
1975	29.07	6.95	15.39	14.67	6.73	532
1978	38.43	8.73	20.23	19.15	9.45	665
1980	48.65	10.19	26.27	24.28	12.19	819
1985	82.28	21.29	37.55	34.93	23.44	1311
1988	142.87	32.72	70.32	63.42	39.83	2199
1989	159.68	30.79	82.05	74.33	46.84	2426
1990	180.77	39.26	86.76	78.94	54.75	2714
1991	205.65	45.08	98.94	89.64	65.67	3015
1992	261.35	45.95	130.27	117.61	87.16	3856
1993	371.99	62.20	185.35	164.35	126.35	5455
1994	519.81	85.12	244.39	218.87	181.39	7436
1995	631.45	112.55	294.45	263.98	224.49	9069
1996	715.69	133.27	322.33	289.87	218.00	10130
1997	802.39	117.47	378.23	342.80	306.87	11235
1998	891.19	145.66	409.65	369.89	335.93	12445
1999	1018.97	138.19	468.67	424.15	412.11	13884
2000	1191.23	148.85	555.21	504.44	495.19	16099
2001	1368.53	144.35	645.44	582.99	580.76	18128
2002	1583.51	147.21	758.35	686.55	677.97	20615
2003	1869.44	148.92	925.76	832.51	796.76	23986
2004	2270.16	165.49	1149.94	1032.50	956.73	28340
2005	2687.46	178.55	1392.02	1259.96	1117.18	35083
2006	3185.18	183.95	1666.96	1517.28	1332.28	38608
2007	3750.16	205.59	1934.12	1766.28	1612.00	44964
2008	4401.56	223.40	2234.83	2004.25	1943.33	[illegible]
2009	4853.87	238.23	2420.14	2174.45	2200.48	[illegible]

注：1、人均生产总值按常住人口计算。
2、自2005年起三次产业分类采用《国民经济行业分类》(GB/T4754-2002)标准。
3.本表数据为第二次经济普查修订后数据。

Copyright © 2009 All Rights Reserved

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 2:22:12 AM
Translation:
Major Years' GDP (at current prices)

Sequence number: 2
Author: JB
Date: 4/14/2011 2:25:59 AM
Unit: 00's million RMB

Sequence number: 3
Author: JB
Date: 4/14/2011 2:22:55 AM
Translation:
GDP per capita (in RMB)

Sequence number: 4
Author: JB
Date: 4/14/2011 2:24:32 AM
Company calculation of CAGR between 2000 and 2009:
(57251/16009)^(1/9) - 100% = 15.2%

Sequence number: 5
Author: JB
Date: 4/14/2011 2:20:28 AM
Source:
Qingdao Municipal Bureau of Statistics Website

ANNEX 2

Supporting Materials in Response to Comment No. 6 – Longhai Hotel Project

银座领海公馆-楼盘详情-青岛搜房网

房地产门户-搜房网

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新房 二手房 租房 装修设计 业主论坛 地图 更多

区县 住宅 价格范围 搜索

青岛新房 本月开盘 | 本月入住 | 最新楼盘 | 热门楼盘 | 团购排行 | 楼市快递 | 看房日记 | 户型图 | 买房专题 | 地图搜房 | 房贷计算器

搜房网 > 青岛新房 > 崂山 > 银座领海公馆 添加到选房单 | 推荐给好友 | 打印 2011年03月31日更新

银座领海公馆 在售

业主论坛

访问人数：35292 团购人数：2 [我要团购] 购房者评论：160 条

楼盘首页 | 业主论坛 | 论坛活动 | 楼盘相册 | 房价走势 | 户型图 | 楼盘动态 | 二手房 | 租房 | 相关资讯 | 在线问答 | 通讯录

银座领海公馆效果图

效果图 交通图 实景图 外景图

2011寻觅放心房
4月看房团抢座中

银座领海公馆基本信息

发送楼盘信息到手机 比比看

物业类别 住宅、海景公寓 项目特色 海景地产

建筑类别 塔楼 高层 装修状况 精装修 [装修相册][建材卖场]

环线位置 暂无资料 所属商圈 崂山区

物业地址 崂山东海东路88号（石老人国家旅游度假区西、凯旋商务酒店对面） [交通图]

交通状况 公交317线到达小区门口、从小区步行5分钟可达香港东路公交车站，自驾车沿东海东路或香[更多]

开盘时间 2011-02-24 [开盘详情] 入住时间 2011-8 [入住详情]

容 积 率 暂无资料 [关于容积率] 绿 化 率 30.10% [关于绿化率]

户 数 总共176 户 预售许可证 青房注字(崂)2010第016号 [更多]

物 业 费 暂无资料 [点评物业] 物业公司 世邦魏理仕

开 发 商 青岛海景（国际）大酒店发展有限公司 [相关网站]

售楼地址 崂山区海口路235号

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银座领海公馆: 银座领海公馆有160-430平房源在售，商业产权，年限为40年，目前销售均价为45000元/平，精装修。2011-04-14 + 加关注

搜房网提供的售楼电话：400-813-0000 转 54518 申请搜房卡

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热销榜		新盘榜	
楼盘	价格	楼盘	价格
1 御景尚郡	7300	8 保利里院里	12500
2 水青木华三期	7200	9 海尔山海湾	10000
3 万科城市花园	8500起	10 香邑漫步	6200
4 万科IBOX	12800	11 中海清江华府	14000
5 阳光公园1号	8200	12 卓越蔚蓝群岛	8300
6 万科蓝山	19500	13 蓝山湾	8500
7 华远褐米公馆	13000	14 金光丽园	12500

银座领海公馆房价走势 银座领海公馆价格答疑 青岛房价 更多房价走势 房价走势图 房贷计算器

http://newhouse.qd.soufun.com/house/2411505743.htm[4/14/2011 11:01:35 PM]

Summary of Comments on 银座领海公馆-楼盘详情-青岛搜房网

Page: 1

Number: 1 Author: JB Subject: 附注 Date: 4/14/2011 11:18:12 PM
Translation:
Qingdao new properties

Number: 2 Author: JB Subject: 在文本上注释 Date: 4/14/2011 11:15:31 PM
Translation:
Yinzuolinghai Gongguan Project (on sale now)

Number: 3 Author: JB Subject: 在文本上注释 Date: 4/14/2011 11:16:32 PM
Average unit price: 45,000 RMB/SM

银座领海公馆-楼盘详情-青岛搜房网

记录时间	最高价	均价	最低价	价格描述
2011-03-31		45000元/平方米		160-430平房源在售
2011-03-23		45000元/平方米		160-430平
2011-03-07		45000元/平方米		商业产权

银座领海公馆详细信息 银座领海公馆详细信息答疑

项目介绍 项目配套 交通状况 建材装修 楼层状况 车位信息 相关信息

银座领海公馆位于青岛市东海东路88号，银座领海公馆项目位于青岛东部辅中心崂山区，西靠东海路，北临海口路，背靠崂山区CBD，建于石老人沙滩之上。占据着青岛黄金海岸线的绝版位置，是鲁商集团在青岛投巨资打造的高端项目。

银座领海公馆地理位置优越，景观资源丰富。北靠高楼林立的海尔路CBD核心区，西依浮山山脉，东眺青岛石老人高尔夫球场，南瞰石老人海湾。1至2层为高端商业，涵盖世界名品店、高端休闲等，3层配有800余平米的银座领海业主会所。

银座领海公馆仅有170余套单位，面积从160-360平米不等，涵盖2居室到4居室，层高达到3.4米。由亚洲室内设计之父—高文安先生担纲设计，融合现代简约与古典主义，装修标准方面，全部采用世界最顶尖的品牌和型号。

银座领海公馆项目东侧主楼为五星级银座凯悦酒店，凯悦酒店隶属世界顶级的凯悦酒店管理集团，这也是凯悦酒店首次进驻山东。新加坡贝尔高林担任园林景观设计。物业管理聘请世邦魏理仕。

周边楼盘 同价位楼盘

楼盘名称	价格(元/m^2)	对比
崂山区午山村改造	待定	对比
君利大陆馨园	待定	对比
凯旋花园C、D区住	待定	对比
午山南麓	待定	对比
天悦	待定	对比
中北崂旧村改造项	待定	对比
远洋风景	待定	对比
流清湾度假公寓	26000	对比
开泰锦城	待定	对比
锦绣花园	待定	对比
颐惠园	待定	对比
嘉尚青庭服务公寓	17000	对比
鲁信含章花园	15000	对比
香邑暖山	14000	对比
樱南园公寓	30000	对比
金光丽园	12500	对比

银座领海公馆周边地图搜索 回到楼盘中心点 纠错 驾车查询 查看大地图

周边查询：☑周边楼盘 ☑公交车站 ☑餐饮 ☑银行 ☑学校 ☑医院 更多周边信息查询

驾车查询：起点 ____ 交换 终点 ____ 查询线路

山东头村
香港东路
海口路
银座领海公馆
东海医院
中级人民法院
1000 英尺
地图数据 ©2011 Mapabc - 使用条款

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银座领海公馆户型图(共8张) 户型搜索 装修答疑 二居 三居 四居 五居 更多>>

银座领海公馆a1户型图3室2厅3卫1厨

银座领海公馆B1B4户型图4室3厅4卫1

银座领海公馆b2户型图3室2厅2卫1厨

银座领海公馆A2A3户型图5室2厅4卫1

银座领海公馆b3户型图2室2厅2卫1厨

热门楼盘排行榜 更多>>

楼盘名称	区县	点击(次)	论坛
保利百合花园	四方	51870	BBS
金光丽园	崂山	24999	BBS
伟东幸福之城	李沧	24651	BBS
青建依山半岛	市北	23946	BBS
绿城理想之城	李沧	23370	BBS
蓝山湾	李沧	22332	BBS

http://newhouse.qd.soufun.com/house/2411505743.htm[4/14/2011 11:01:35 PM]

Page: 2

Number: 1 Author: JB Subject: 附注 Date: 4/14/2011 11:07:51 PM

Company Note:
Location of Longhai Hotel Site

Number: 2 Author: JB Subject: 椭圆形 Date: 4/14/2011 11:04:49 PM

Number: 3 Author: JB Subject: 附注 Date: 4/14/2011 11:11:51 PM

Company Note:
Comparable project: Yinzuo Linghai Residence Hyatt

Number: 4 Author: JB Subject: 在文本上注释 Date: 4/14/2011 11:12:29 PM

Translation:
Scale: 1: 200 Meters

ANNEX 3

Supporting Materials in Response to Comment No. 6 – Weihai Beach Resort Project

润远山海-楼盘详情-威海搜房网

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搜房网 > 威海新房 > 环翠区 > 润远山海
添加到选房单|推荐给好友|打印2011年01月21日更新

润远山海
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润远山海基本信息

物业类别 别墅
项目特色 特色别墅,海景地产
建筑类别 独栋 双拼
装修状况 暂无资料
环线位置 暂无资料
所属商圈 合庆
物业地址 环翠区伴月湾 [交通图]
交通状况 4路车合庆站下车[更多]
开盘时间 暂无资料
入住时间 暂无资料 [入住详情]
容 积 率 0.60 [关于容积率]
绿 化 率 57% [关于绿化率]
户 数 总共 19 户
预售许可证 暂无资料
物 业 费 暂无资料 [点评物业]
物业公司 暂无资料
开 发 商 威海天润实业集团有限公司
售楼地址 暂无资料

搜房网提供的润远山海售楼电话:***0631-5921969***

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最新楼盘动态 润远山海由威海天润实业集团开发，项目坐落于威海伴月湾黄岙顶。售楼处春节过后开放。2011-01-21 [更多楼盘动态]

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润远山海效果图

效果图

http://runyuanshanhai.soufun.com/ [2011/4/14 9:44:47]

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 2:50:39 PM
Listing Price: starting at 17,800 RMB/SM

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>> 精品楼盘网上房展 >> 天屹碧海庄园 最近更新：2010-12-3 13:06:52 浏览 56907 次

天屹碧海庄园

项目概况 | 主力户型 | 外观概貌 | 视频播放 | 业主论坛

物业类型：高端别墅
所属区域：高技区
具体位置：威海市高新技术开发区
项目规模：共51栋71户
1 盘日期：
参考价格：均价600万元/套
咨询热线：0631-5186666
开 发 商：威海迪尚捷年房地产开发有限公司

[进入项目网站]　[目前团购报名 0 人] 报名参加团购 加入购房交流QQ群：88465235 立即加入

楼盘简介

碧临太平洋，您的私人王国
独栋·双拼·高尔夫半岛水景庭园别墅

天屹——碧海庄园项目位于威海市远遥西，东以青山为屏，西与黄海而临，南傍哈尔滨工业大学威海分校，北邻亚洲十大难度高尔夫之一——锦湖韩亚高尔夫，交通便利。

天屹——碧海庄园由台湾、威海两地地产巨擘联手打造，选取最优的自然景观资源，以自然主义的精神演绎顶级的奢华，配以皇室般尊贵贴身的定制化服务，建材方面严选来自全球美、日、欧各国最巅峰的工艺结晶，成就屹立太平洋的威海一墅。

- 建筑类别 双拼和独栋别墅
- 项目特色 水景庭园别墅
- 装修状况 毛坯或精装
- 项目地址 威海市高新技术开发区碧海庄园
- 项目规划 规划用地9.06万平方米，建筑总面积约3.5万平方米，坐拥元宝山和1公里海岸礁滩，独享中国特有的山海文化。
- 交通状况 天屹碧海庄园 向南400米有7、12、49路公交车
- 开盘时间 2008年10月8日
- 容 积 率 0.41
- 物 业 费 暂定5.5元/平方米/月
- 入住时间 2009年12月31日前
- 绿 化 率 59.80%
- 物业公司 北京中实杰肯道夫物业管理有限公司
- 开 发 商 威海迪尚捷年房地产开发有限公司
- 营销代理 苏州新吉阳房地产经纪有限公司
- 预售许可证
- 售楼电话 0631-5186666
- 目前价格 （500万起价 毛坯房 按套计价）

配套设施及装修标准

周边楼盘

东发现代城	10515次
仁和佳苑	4086次
鲁府家园	3378次
海天一品	2852次
翠竹园	37483次
理想山	15499次
蓝堡	16337次
天屹碧海庄园	56907次
海御阳光	11943次
一品莲花城	11135次
伴山茵庭	34593次
青青小城	62632次
鲁和花园	32402次
大犀建材装饰商城	5246次
盛德·丽景茗都	49853次
盛德·世纪家园	37988次

http://www.whhouse.com.cn/newhouse/view_loupan.asp?id=224[4/14/2011 2:05:19 PM]

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 2:47:32 PM

Average listing price: 6 million RMB/unit.
Average GFA per unit: 250 SM
Company calculation of unit price:
6,000,000/250 = 24,000 RMB/SM

威海房地产信息网——买放心房 上房信网——两岸 · 金岭

中介联盟会员登录：用户名 [ ] 密码 [ ] 登陆 注册 欢迎加入房信网购房交流QQ群：88465235 立即加入

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新 盘 动 态

- 海韵华府感恩钜献 "春天购房季"豪礼开启
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- 大五星·百汇城之约"生活在文登"摄影大赛...
- "海天一品"项目推荐会邀分销商一品海天
- "儒岛·避风港"项目接待中心开放暨说明会...
- 瀚城一期3月26日盛大开盘 高尚品质震撼全城

>> 精品楼盘网上房展 >> 两岸·金岭 最近更新：2010-12-2 22:20:34 浏览 4972 次

两岸·金岭

项目概况 | 主力户型 | 外观概貌 | 视频播放 | 业主论坛

物业类型：	别墅
所属区域：	环翠区
具体位置：	威海市环海路28号
项目规模：	占地21466㎡
开盘日期：	
参考价格：	最低价12万元/套
咨询热线：	0631-5858899
开 发 商：	威海两岸绿汀置业有限公司

[进入项目网站] [目前团购报名 2 人] 报名参加团购 加入购房交流QQ群：88465235 立即加入

楼盘简介

两岸-金岭项目由7户独栋别墅和23户双拼小院别墅组成，占地21466㎡，总建筑面积14429.9㎡，绿化率高达45.5%，容积率仅为0.46。整个小区一面靠山，三面观海。北侧紧邻优美的雕山，南侧与刘公岛隔海相望，是威海唯一坐北朝南，正对刘公岛的顶级别墅社区。项目所在的区域，也是威海著名的风水宝地，自19世纪起便有国内外上流人士在此居住，如英国领事馆、四眼楼、海军疗养院、济钢度假山庄等。

整个项目以简约、典雅的现代欧式建筑风格为主，建筑布局充分利用山海地形高差优势呈扇形展开，依山面海，错落有致，确保了每一户的观山瞰海效果。所有户型的主朝向均面海，令建筑成为海上风景。尽量确保每户客厅和主卧多角度，无遮挡看海、观山，在室内即可移步换景。部分户型配备有大面积观海露台，面宽达7.2米、进深5.2米，为主人提供了更好地近山、观海、赏石，亲近大自然的室外空间。

此外，项目紧邻伴月湾度假区和北海度假区，还华高尔夫球场、葡萄滩海水浴场、海源公园、东山宾馆等高档休闲娱乐设施就在项目附近，是休闲度假的理想之地。

【车位信息】
车库：独栋别墅1:2；双拼别墅1:1
车位：双拼别墅车位1个

【开发商介绍】
两岸-金岭是由威海一信集团旗下的两岸绿汀置业有限公司开发。威海一信集团成立于1998年，是集服装加工、外贸进出口、房地产开发、物业管理、商场餐饮等于一体的综合性民营企业集团。威海市知名的时尚名店两岸商厦便是其优秀代表作之一。公司秉承"真诚和谐、严谨务实、开拓求新"的企业精神，倾力打造了两岸-金岭项目。

配套设施及装修标准

项目周边遍布星级宾馆酒店，机关疗养院。东山宾馆，合庆山庄，蓝天宾馆，威海宾馆等省机关、市政府及威海市各重要机构的接待场所，均分布在项目周围。距离项目三公里内，购物有家家悦超市、华联商厦、两岸商厦；学校有威海码头小学、威海实验中学；医院有威海市立二院。

周 边 楼 盘

森威·渝河新城	1219次
西海湾花园	4588次
山海华府	59078次
工友城·莱茵小镇	3249次
蓝山海岸	2772次
水韵金座	3798次
99名邸	14052次
隆嘉·维多利亚	14450次
东紫园	8962次
侨乡·国际公寓	8318次
万博福地	11113次
望海名居	12865次
望海·山海城	11704次
伴月湾·帝景海岸	29037次
伴月湾·壹号公馆	28117次
山水家园	35324次

http://www.whhouse.com.cn/newhouse/view_loupan.asp?id=314[4/14/2011 2:04:57 PM]

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 2:54:30 PM

Average listing price: 7.32 million RMB/unit.
Average GFA per unit: 246 SM
Company calculation of unit price:
7,320,000/246 = 29,756 RMB/SM

ANNEX 4

Supporting Materials in Response to Comment No. 6 – Jiangshan Dijing Project

莱西市 单价：1 00元/㎡以下楼盘查询 - 青岛城市房产

Rss订阅 | 帮助中心　　用户名/邮箱：　密码：　免费注册　我的选房单

城市房产 青岛[切换城市] 专业房产信息平台

禧泰数据 春季招聘

首页 | 楼盘小区 | 二手房 | 租房 | 房产贷款 | 行业机构 | 房数中心 | 找楼盘 | 请输入楼盘名称、道路名...

首页 > 楼盘小区

新楼盘
新盘数量 314个
在售均价 10,547元/㎡

楼盘查询条件
- 类别
- 2 选：楼盘小区
- 区域
- 3 选：莱西市
- 单价
- 已选：6000元/㎡以下
- 高级搜索

购房工具
- 二手房交易流程
- 二手房买卖合同
- 贷款计算器
- 税费计算器

www.cityhouse.cn 孰高？孰低？尽在房价分布图

热门区域　莱西市政府　莱西新市政府　滨河小学　李权庄镇

全部楼盘小区 | 在售楼盘 | 楼盘地图　　共有 41 个符合要求楼盘

排序：平均售价 由高至低　　1/3　下一页

香格丽苑 在售　　新盘售价2,700元/㎡
莱西市　查看地图
业主论坛　户型图　楼盘动态

佳豪花苑 在售　　新盘售价3,000元/㎡
莱西市　上海中路3号　查看地图
业主论坛　户型图　楼盘动态

名都花园　　平均房价 4,698元/㎡
莱西市　上海路　查看地图
二手房：23套

宏远长安世家　　平均房价 4,694元/㎡(+3.1%)
莱西市　重庆路　查看地图
二手房：29套　出租房：4套

楠杰·美景　　平均房价 4,529元/㎡
莱西市　烟台路　查看地图
二手房：7套　出租房：1套

万福花园　　平均房价 4,516元/㎡
莱西市　青岛路76号　查看地图
二手房：3套

三美立·怡景园　　平均房价 4,469元/㎡
莱西市　上海路　查看地图
二手房：10套

宏远长安都会　　平均房价 4,400元/㎡(-4.0%)
莱西市　北京路　查看地图
二手房：29套　出租房：1套

天泰·时代印象　　平均房价 4,357元/㎡
莱西市　北京中路98号　查看地图

http://qd.cityhouse.cn/ha/halist.html?haclcode=pa&district=LXI&&p1=0&p2=6000&[4/14/2011 3:03:46 PM]

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 3:06:55 PM
Translation:
Search: housing below 6,000 RMB/SM - Laixi Town, Qingdao MSA Real Estate

Sequence number: 2
Author: JB
Date: 4/14/2011 3:04:45 PM
Translation:
Residential mid-rise complexes

Sequence number: 3
Author: JB
Date: 4/14/2011 3:04:22 PM
Translation:
Laixi Town

御景世家-楼盘详情-青岛搜房网

房地产门户-搜房网

首页 | 快讯 | 新房 二手房 租房 | 地图 | 别墅 | 写字楼 | 商铺 | 装修 家居 | 商城 | 业主论坛 | 装修论坛 | 地产数据 | 博客 | 搜房卡 | 产业

SouFun 搜房 www.soufun.com

新房 二手房 租房 装修设计 业主论坛 地图 更多

区县 住宅 价格范围 搜索

青岛新房 本月开盘 | 本月入住 | 最新楼盘 | 热门楼盘 | 团购排行 | 楼市快递 | 看房日记 | 户型图 | 买房专题 | 地图搜房 | 房贷计算器

搜房网 [1] 青岛新房 > 莱西市 > 御景世家

添加到选房单 | 推荐给好友 | 打印 2011年04月06日更新

御景世家 在售

业主论坛

访问人数：14095 团购人数：1 [我要团购] 购房者评论：84 条

楼盘首页 | 业主论坛 | 论坛活动 | 楼盘相册 | 房价走势 | 户型图 | 楼盘动态 | 相关资讯 | 在线问答 | 通讯录

御景世家效果图

效果图 交通图 实景图 外景图

2011寻觅放心房
4月看房团抢座中

御景世家基本信息

发送楼盘信息到手机 比比看

物业类别 住宅	项目特色 特色别墅,低密居所,花园洋房
建筑类别 低层 多层	装修状况 毛坯 [装修相册][建材卖场]
环线位置 暂无资料	所属商圈 莱西市

物业地址 莱西市青岛路518号（莱西新市政府西500米）[交通图]

交通状况 位于莱西市北部新城区，距新市府500米。多路公交车通往老市区，出行十分便利。[更多]

开盘时间 2009-12-9 [开盘详情]	入住时间 2010-12 [入住详情]
容 积 率 0.80 [关于容积率]	绿 化 率 45% [关于绿化率]
户 数 总共700 户	预售许可证 青房注字（西房09）第011 [更多]
物 业 费 0.30元/平方米·月 [点评物业]	物业公司 海名园物业

开 发 商 青岛海名园房地产开发有限公司 [相关网站]

售楼地址 福州北路135号鼎都大厦1号楼311室

御景世家房价 均价3200元/平方米 [2] [房价走势] [我要纠错] [房贷计算器]

御景世家：御景世家现房销售，多层70-130平套二套三户型，起价3100元/平，均价3200元/平；联排别墅面积分253平、264平两种，均价38...2011-04-13 + 加关注

搜房网提供的售楼电话：400-813-0000 转 51791 申请搜房卡

手机 固话 免费通话 点击"免费通话"即时连线置业顾问，服务时间：9:00-18:00

热销榜		新盘榜	
楼盘	价格	楼盘	价格
1 御景尚郡	7300	8 保利里院里	12500
2 水青木华三期	7200	9 海尔山海湾	10000
3 万科城市花园	8500起	10 香邑漫步	6200
4 万科IBOX	12800	11 中海清江华府	14000
5 阳光公园1号	8200	12 卓越蔚蓝群岛	8300
6 万科蓝山	19500	13 蓝山湾	8500
7 华远海米公馆	13000	14 金光丽园	12500

御景世家房价走势 御景世家价格答疑 青岛房价 更多房价走势

房价走势图 房贷计算器

http://newhouse.qd.soufun.com/house/2411676781.htm[2011/4/14 10:56:42]

Summary of Comments on 御景世家-楼盘详情-青岛搜房网

Page: 1

Number: 1 Author: JB Subject: 在文本上注释 Date: 4/14/2011 3:10:35 PM
Translation:
Soufan Network - Qingdao MSA New Construction - Laixi Town - Yujing Shijia Project

Number: 2 Author: JB Subject: 在文本上注释 Date: 4/14/2011 3:11:10 PM
Average price: 3,200 RMB/SM

翡翠城-楼盘详情-青岛搜房网

房地产门户-搜房网 首页 | 快讯 | 新房 二手房 租房 | 地图 | 别墅 | 写字楼 | 商铺 | 装修 家居 | 商城 | 业主论坛 | 装修论坛 | 地产数据 | 博客 | 搜房卡 | 产业

搜房
SouFun
www.soufun.com

新房 二手房 租房 装修设计 业主论坛 地图 更多

区县 住宅 价格范围 搜索

青岛新房 本月开盘 | 本月入住 | 最新楼盘 | 热门楼盘 | 团购排行 | 楼市快递 | 看房日记 | 户型图 | 买房专题 | 地图搜房 | 房贷计算器

搜房网 1 青岛新房 > 莱西市 > 翡翠城 添加到选房单 | 推荐给好友 | 打印 2011年04月11日更新

翡翠城 在售

业主论坛

访问人数：54956 团购人数：28[我要团购] 购房者评论：519 条

楼盘首页 | 业主论坛 | 论坛活动 | 楼盘相册 | 房价走势 | 户型图 | 楼盘动态 | 二手房 | 租房 | 相关资讯 | 在线问答 | 通讯录

翡翠城效果图

效果图 视频 交通图 实景图

2011寻觅放心房
4月看房团抢座中

热销榜		新盘榜	
楼盘	价格	楼盘	价格
1 御景尚郡	7300	9 海尔山海湾	10000
2 水青木华三期	7200	10 香邑漫步	6200
3 万科城市花园	8500起	11 中海清江华府	14000
4 万科iBOX	12800	12 卓越蔚蓝群岛	8300
5 阳光公园1号	8200	13 蓝山湾	8500
6 万科蓝山	19500	14 金光丽园	12500
7 华远海米公馆	13000	15 春和景明	9600
8 保利里院里	12500	16 鲁信含章花园	15000

翡翠城基本信息 发送楼盘信息到手机 论论看

物业类别 住宅

项目特色 宜居生态地产,配套商品房,花园洋房

建筑类别 多层 小高层 高层

装修状况 毛坯 [装修相册][建材卖场]

环线位置 暂无资料

所属商圈 莱西市

物业地址 莱西市烟台路153号 [交通图]

交通状况 附近有公交1路；翡翠城距离新城区商业核心圈3—5分钟车程，距老城区商业核心圈10分钟车[更多]

开盘时间 2006-5-23 [开盘详情]

入住时间 2009-5-30 [入住详情]

容 积 率 1.10 [关于容积率]

绿 化 率 45% [关于绿化率]

户 数 总共3151 户

预售许可证 青房注字（西房08）第022号、青 [更多]

物 业 费 0.30元/平方米·月 [点评物业]

物业公司 第一太平戴维斯物业顾问有限公司

开 发 商 青岛吉通工程有限公司 [相关网站]

售楼地址 莱西市烟台路与济南中路交汇处；青岛市香港中路68号华普大厦24层

翡翠城房价 2 价4300元/平方米 [房价走势] [我要纠错] [房贷计算器]

翡翠城打折优惠信息 全款有优惠

翡翠城: 翡翠城现有在售房源面积27—233平，价格4300元/平，一次性付款有优惠。2011-04-11

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搜房网提供的售楼电话：400-813-0000 转 59932 申请搜房卡

手机 固话 免费通话 点击"免费通话"即时连线置业顾问。服务时间：9:00-18:00

http://newhouse.qd.soufun.com/house/2411198465.htm[2011/4/14 11:01:58]

Page: 1

Sequence number: 1
Author: JB
Date: 4/14/2011 3:09:05 PM
Translation:
Soufan Network - Qingdao MSA New Construction - Laixi Town - Jade Town Project

Sequence number: 2
Author: JB
Date: 4/14/2011 3:09:28 PM
Average price: 4,300 RMB/SM